PRIMERO TO RELEASE FIRST QUARTER 2016 FINANCIAL RESULTS AND HOLD ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS ON MAY 4, 2016

Toronto, Ontario, April 4, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announced today that it plans to release its first quarter 2016 financial results and host its Annual General and Special Meeting of shareholders ("AGSM") on Wednesday, May 4, 2016.

Primero has filed its 2015 management's discussion and analysis of financial condition and results of operations ("MD&A") and 2015 audited financial statements, on SEDAR (www.sedar.com) along with its Form 40-F on Edgar (www.sec.gov). Shareholders may request, free of charge, a hard copy of the 2015 annual report by sending an email to info@primeromining.com.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 to reduce printing and mailing costs associated with the dissemination of annual information to shareholders. Notice-and-access permits annual financial statements, management's discussion and analysis and meeting circulars to be posted on a publicly available website, instead of being mailed to shareholders. Shareholders may access these materials under the Company's profile on SEDAR at www.sedar.com or on Edgar at www.sec.gov or on the Company’s website at www.primeromining.com/English/Investors/AGM.

Q1 2016 Results Conference Call Details

Primero is scheduled to release first quarter 2016 financial results before the market opens on Wednesday, May 4, 2016. A conference call will also be held on the same day at 9:00 am ET to discuss first quarter results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-340-2217 for calls outside Canada and the U.S., and entering the participant passcode 3894515.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/7416.

A recorded playback of the first quarter 2016 results call will be available until August 1, 2016 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 2246322.

Annual General and Special Meeting of Shareholders Details

The AGSM will begin on Wednesday, May 4, 2016 at 10:30 AM ET and will be held at the offices of Stikeman Elliott LLP located at 5300 Commerce Court West, 199 Bay Street, Toronto, Canada. For those unable to attend in person please see below for alternative methods of participation.

To listen to the AGSM please dial North America toll free 1-800-952-5114 or 416-641-6104 for calls outside Canada and the U.S., and enter the participant passcode: 7557042.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/7417.

A recorded playback of the AGSM conference call will be available until August 1, 2016 by dialing

1-800-408-3053 or 905-694-9451 and entering the call back passcode 7246445.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com